Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of FG Merger Corp. on Form S-4 of our report dated April 15, 2022, which includes an explanatory paragraph as to iCoreConnect, Inc.’s ability to continue as a going concern, with respect to our audit of the consolidated balance sheet, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows the year then ended, and the related notes of iCoreConnect, Inc. as of December 31, 2021 and for the year then ended appearing in the Annual Report on Form 10-K of iCoreConnect, Inc. for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

NEW YORK, NY

FEBRUARY 1, 2023